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05005553

January 31, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find an attached copy of the press release issued by the Company on January 31, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /csm

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler


WoltersKluwer

PRESS RELEASE

Wolters Kluwer Selects Perot Systems for Information Technology Services

Amsterdam (January 31, 2005) – Wolters Kluwer, one of the world's leading publishers and providers of information products and services, announced today its selection of Perot Systems to provide data center management, back-office support, and other information technology services as part of a seven-year agreement. This contract represents a significant step in Wolters Kluwer's strategy to increase efficiency and reduce costs by developing shared services in select technology functions, and was awarded to Perot Systems after a highly competitive bidding process.

"Meeting the needs of our growing client base has been, and remains, our number one priority," said Christopher Cartwright, CEO of Wolters Kluwer North America Shared Services. "In selecting Perot Systems we have found a provider who will support our strategies for increased value, growth and organizational efficiency. Perot Systems has more than 16 years of deep expertise providing consulting and technology-based business solutions for commercial customers."

"Anytime you have the opportunity to work with a company that has the reputation, breadth and depth that Wolters Kluwer has, you are obviously honored and excited," said Bob Mattana, Perot Systems vice president and Commercial Group leader. "Our strength isn't simply integrating technology for our clients. Our strength is in our ability to understand the issues and business demands of our clients in such a way that we can integrate the technology that best fits their needs and in the process help them maximize efficiency."

About Perot Systems
Perot Systems is a worldwide provider of information technology services and business solutions. Through its flexible and collaborative approach, Perot Systems integrates expertise from across the company to deliver custom solutions that enable clients to accelerate growth, streamline operations and create new levels of customer value. Headquartered in Plano, Texas, Perot Systems reported 2003 revenue of $1.5 billion. The company has more than 16,000 associates located in North America, Europe, and Asia. Additional information on Perot Systems is available at www.perotsystems.com.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2003) of €3.4 billion, employs approximately 18,750 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com